Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The following list sets forth the subsidiaries of Allarity Therapeutics, Inc.:

Name	Jurisdiction of Incorporation
Allarity Acquisition Subsidiary Inc.	Delaware
Allarity Therapeutics Europe ApS (formerly Oncology Venture Product Development ApS)*	Denmark
Allarity Therapeutics Denmark ApS (formerly OV-SPV2 ApS)*	Denmark
Medical Prognosis Institute, Inc.*	Arizona
Oncology Venture US Inc.*	Delaware

*	wholly-owned subsidiary of Allarity Acquisition Subsidiary, Inc.